UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
PADL HOLDINGS LLC

Legal status of issuer

      Form
      LLC

      Jurisdiction of Incorporation/Organization
      Florida

      Date of organization
      April 27, 2017

Physical address of issuer
478 Bay Lane, Key Biscayne, FL, 33149

Website of issuer
https://www.padl.co

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$172,839	$311,148
Cash & Cash Equivalents	$5,134	$1,630
Accounts Receivable	$365	$24
Short-term Debt	$83,156	$53,133
Long-term Debt	$215,480	$183,575
Revenues/Sales	$24,498	$2,783
Cost of Goods Sold	$7,213	$0
Taxes Paid	$0	$0
Net Income (Loss)	$-214,390	$-39,548

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

PADL HOLDINGS LLC
ANNUAL REPORT
(EXHIBIT A TO FORM C)
April 30, 2021



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

PADL HOLDINGS LLC, previously known as FAK Holdings LLC, was formed on April 27, 2017 in the State of Florida. On May 1, 2019, the company amended its articles of incorporation to change its name from FAK Holdings LLC to PADL HOLDINGS LLC. PADL HOLDINGS LLC, is the parent of its wholly owned subsidiaries PADL LLC and FAK Websites LLC.

The Company is located at 478 Bay Lane, Key Biscayne, FL, 33149.

The Company's website is https://www.padl.co.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Sports Equipment Rental market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company's Board does not hold regular board meetings or keep meeting minutes from its board meetings. Though the Company is not legally required to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has conducted related party transactions. On August 18, 2017, the Company issued an unsecured convertible promissory notes to its member Khalil Khouri in the amount of $12,500. These note bear interest of 9% per annum and has an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $15,345 and $14,078, including accrued interest in the amount of $2,845 and $1,578 respectively. The note has been classified as non-current and accrued interest as non-current.

From December 30, 2017 through April 4, 2019, the Company issued five unsecured convertible promissory notes to its member Susana Leal-Khouri in the aggregate amount of $105,000. The notes bear an interest rate of 9% per annum and have an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $119,744 and $80,603, including accrued interest in the amount of $14,744 and $5,603 respectively. The note has been classified as non-current and accrued interest as non-current.

From March 5, 2020 to May 4, 2020, the company entered into three unsecured convertible promissory note agreements with the member Susana Leal-Khouri in the amount of $ 50,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

Through 2020 and 2021, the company engaged in various reimbursements to Khali Khouri in the amount of $16,655.63. These transactions cover various reimbursements for purchases of materials and shareholder loans (all with no formal documentation or terms). These various loans and reimbursements have been fully paid off.

BUSINESS

Description of the Business

PADL offers self-service paddle sport rentals that allow riders to rent paddle boards and soon kayaks right from their mobile phones. Unlike other alternatives, we offload the rental process onto our mobile apps, and have our equipment located in convenient waterfront locations, providing a far better option than buying or renting equipment both out of convenience, and economically.

Business Plan

We make money by renting paddle sport equipment by the hour and offering subscriptions memberships. Our product aims to be like CitiBike for paddle sports, and our vision is to get everyone involved in outdoor activities by getting people out on the water.

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Andres Avello	CEO & Founding Partner (February 2017 - Present)	PADL, CEO & Founding Partner (February 2017 - Present) Sales – Engage with public and private entities to launch new locations

		Strategic partnerships – Work with local partners in proximity to stations to develop partnerships for sales and onsite support Finance & accounting – Manage fundraising, financial and accounting processes
Khalil Khouri	CPO & Founding Partner (February 2017 - Present)	PADL, CEO & Founding Partner (February 2017 - Present) Engineering – Design to manufacture new and improve on existing product and components Manufacturing – work with assembly vendors and manufacturers to order parts for build new stations, as well as assemble parts in house Repairs & maintenance – manage and maintain active stations to ensure they are in working order
Felipe Jauregui	COO & Founding Partner (February 2017 - Present)	PADL, CEO & Founding Partner (February 2017 - Present) Marketing – Manage digital marketing campaigns, design and content creation User engagement – Spend time at different stations to monitor usage and work closely with tech team to develop new features based on customer feedback to improve utilization Customer support – Communicate with customers to resolve issues + work to develop and improve product in order to reduce issues

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Membership Interests

The Company has the following debt outstanding:

Notes Payable

On August 18, 2017, the Company issued an unsecured convertible promissory notes to its member Khalil Khouri in the amount of $12,500. These note bear interest of 9% per annum and has an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $15,345 and $14,078, including accrued interest in the amount of $2,845 and $1,578 respectively. The note has been classified as non-current and accrued interest as non-current.

From December 30, 2017 through April 4, 2019, the Company issued five unsecured convertible promissory notes to its member Susana Leal-Khouri in the aggregate amount of $105,000. The notes bear an interest rate of 9% per annum and have an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $119,744 and $80,603, including accrued interest in the amount of $14,744 and $5,603 respectively. The note has been classified as non-current and accrued interest as non-current.

On October 28, 2019, the Company issued an unsecured convertible promissory notes to SD Sol Technologies LLC in the amount of $47,980. The Note bears an interest rate of 6% per annum and has an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $5,000,000.

From March 5, 2020 to May 4, 2020, the company entered into three unsecured convertible promissory note agreements with the member Susana Leal-Khouri in the amount of $ 50,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

Accrued interest on notes through 2019 has been reversed and will only be accrued if the note is not converted into equity at maturity.

On February 19, 2021, the company entered into a crowd note from the SeedInvest Platform in the amount of $322,360. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

On March 23, 2021, the company entered into an unsecured convertible promissory note agreement with R2 Innovations LLC in the amount of $30,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

On March 23, 2021, the company signed a Letter of Intent to enter into an unsecured convertible promissory note agreement with Allen ACE Fund in the amount of $50,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

Ownership
A majority of the Company is owned by four individuals. These individuals are Andres Avello, Felipe Jauregui, Khalil Khouri, and Susana Leal-Khouri.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Andres Avello	25% of Units	25%
Felipe Jauregui	25% of Units	25%
Khalil Khouri	25% of Units	25%
Susana Leal-Khouri	25% of Units	25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
PADL HOLDINGS LLC, previously known as FAK Holdings LLC, was formed on April 27, 2017 in the State of Florida. On May 1, 2019, the company amended its articles of incorporation to change its name from FAK Holdings LLC to PADL HOLDINGS LLC. PADL HOLDINGS LLC, is the parent of its wholly owned subsidiaries PADL LLC and FAK Websites LLC.

PADL is a COVID resilient self-serve paddle sport rental platform that allows riders to rent paddle boards and soon kayaks right from their mobile phones. Unlike other alternatives, we offload the rental process onto our mobile apps, and have our equipment located in convenient waterfront locations providing a far better option than buying or renting equipment both out of convenience, and economically.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $109,556.54 in cash on hand as of 4/22/2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

On August 18, 2017, the Company issued an unsecured convertible promissory notes to its member Khalil Khouri in the amount of $12,500. These note bear interest of 9% per annum and has an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $15,345 and $14,078, including accrued interest in the amount of $2,845 and $1,578 respectively. The note has been classified as non-current and accrued interest as non-current.

From December 30, 2017 through April 4, 2019, the Company issued five unsecured convertible promissory notes to its member Susana Leal-Khouri in the aggregate amount of $105,000. The notes bear an interest rate of 9% per annum and have an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $119,744 and $80,603, including accrued interest in the amount of $14,744 and $5,603 respectively. The note has been classified as non-current and accrued interest as non-current.

On October 28, 2019, the Company issued an unsecured convertible promissory notes to SD Sol Technologies LLC in the amount of $47,980. The Note bears an interest rate of 6% per annum and has an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $5,000,000.

From March 5, 2020 to May 4, 2020, the company entered into three unsecured convertible promissory note agreements with the member Susana Leal-Khouri in the amount of $ 50,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

Accrued interest on notes through 2019 has been reversed and will only be accrued if the note is not converted into equity at maturity.

On February 19, 2021, the company entered into a crowd note from the SeedInvest Platform in the amount of $322,360. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

On March 23, 2021, the company entered into an unsecured convertible promissory note agreement with R2 Innovations LLC in the amount of $30,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

On March 23, 2021, the company signed a Letter of Intent to enter into an unsecured convertible promissory note agreement with Allen ACE Fund in the amount of $50,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in the following related party transactions:

On August 18, 2017, the Company issued an unsecured convertible promissory notes to its member Khalil Khouri in the amount of $12,500. These note bear interest of 9% per annum and has an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000. As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $15,345 and $14,078, including accrued interest in the amount of $2,845 and $1,578 respectively. The note has been classified as non-current and accrued interest as non-current.

From December 30, 2017 through April 4, 2019, the Company issued five unsecured convertible promissory notes to its member Susana Leal-Khouri in the aggregate amount of $105,000. The notes bear an interest rate of 9% per annum and have an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted premoney valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $119,744 and $80,603, including accrued interest in the amount of $14,744 and $5,603 respectively. The note has been classified as non-current and accrued interest as non-current.

From March 5, 2020 to May 4, 2020, the company entered into three unsecured convertible promissory note agreements with the member Susana Leal-Khouri in the amount of $ 50,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

Through 2020 and 2021, the company engaged in various reimbursements to Khali Khouri in the amount of $16,655.63. These transactions cover various reimbursements for purchases of materials and shareholder loans (all with no formal documentation or terms). These various loans and reimbursements have been fully paid off.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andres Avello
_____
(Signature)

Andres Avello
_____
(Name)

CEO & Founding Partner
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andres Avello
_____
(Signature)

Andres Avello
_____
(Name)

CEO & Founding Partner
_____
(Title)

April 30, 2021
_____
(Date)

/s/Khalil Khouri
_____
(Signature)

Khalil Khouri
_____
(Name)

CPO & Founding Partner
_____
(Title)

April 30, 2021
_____
(Date)

/s/Felipe Jauregui
_____
(Signature)

Felipe Jauregui
_____
(Name)

COO & Founding Partner
_____
(Title)

April 30, 2021
_____
(Date)

Instructions.

1.　　　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　　　The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

PADL HOLDING, L.L.C.

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
YEAR ENDED DECEMBER 31, 2020

(Expressed in United States Dollars)

I, Andres Avello, certify that the financial statements of PADL Holdings LLC included in this form are true and complete in all material aspects.

All the best,

Andres Avello
Co-founder & CEO
786.475.4453

PADL Holding LLC, consolidated

BALANCE SHEET

As of December 31,		2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	5,134
Accounts receivable—net		365
Inventories		1,200
Total current assets		**6,699**
Property and equipment, net		114,585
Intantible assets		51,556
Security deposits		-
Total assets	$	**172,839**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$	35,434
Credit Card		47,204
Other current liabilities		518
Total current liabilities		**83,156**
Accrued interest on notes		-
Notes Payable		215,480
Total liabilities		**298,636**
MEMBERS' EQUITY		
Members' Equity		168,798
Retained earnings/(Accumulated Deficit)		(294,595)
Members' equity		**(125,797)**
Total liabilities and members' equity	$	**172,839**

PADL Holding LLC, consolidated

STATEMENT OF OPERATIONS

For Fiscal Year Ended December 31,		2020
(USD $ in Dollars)		
Net revenue	$	17,285
Operating expenses		
General and administrative		246,448
Sales and marketing		2,625
Total operating expenses		249,073
Operating income/(loss)		(231,787)
Interest expense		(15,061)
Other Loss/(Income)		(2,342)
Income/(Loss) before provision for income taxes		(214,384)
Provision/(Benefit) for income taxes		5
Net income/(Net Loss)	$	(214,390)

PADL Holding LLC, consolidated

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2020

(USD $ in Dollars)

	Members' Equity	
Balance—December 31, 2019	$	74,440
Member contribution		14,152
Net income/(loss)		(214,390)
Balance—December 31, 2020	$	(125,797)

PADL Holding LLC, consolidated

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(214,390)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property		(7,040)
Amortization of intangibles		227,050
Changes in operating assets and liabilities:		
Accounts receivable		(341)
Inventory		15,879
Accounts payable and accrued expenses		21,874
Credit Cards		7,751
Other current liabilities		395
Accrued interest on notes		(18,095)
Net cash provided/(used) by operating activities		**33,084**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(72,691)
Sale of property and equipment		
Purchases of intangible assets		(21,045)
Security deposit		-
Net cash provided/(used) in investing activities		**(93,735)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Notes		50,000
Members' distribution		
Members' contribution		14,152
Net cash provided/(used) by financing activities		**64,152**
Change in cash		3,501
Cash—beginning of year		1,633
Cash—end of year	$	**5,134**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	(15,061)
Cash paid during the year for income taxes	$	5
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for accrued payroll and other liabilities		-

PADL Holding, L.L.C. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED TO DECEMBER 31, 2020

1. SUMMARY

PADL Holding, LLC previously known as FAK Holdings LLC, was formed on April 27, 2017 ("Inception") in the State of Florida. On May 1, 2019, the company amended its articles of incorporation to change its name from FAK Holdings LLC to PADL Holding, LLC. PADL Holding, LLC., is the parent of its wholly owned subsidiaries PADL LLC and FAK Websites LLC. The financial statements of PADL Holding, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Key Biscayne, Florida.

PADL is a self-serve paddle sport rental platform that allows riders to rent paddle boards and soon kayaks right from their mobile phones. Unlike other alternatives, the rental process is offloaded onto our mobile apps, and have our equipment located in convenient waterfront locations providing a far better option than buying or renting equipment both out of convenience, and economically.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation
The Company's consolidated financial statements include the accounts of PADL, LLC and completely owned subsidiaries PADL LLC and FAK Websites LLC over which PADL Holdings, LLC exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable
Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, the Company determined that no reserve was necessary.

Inventories
Inventories are valued at the lower of cost and net realizable value. Costs related to merchandise are determined on the first-in, first-out basis.

Property and Equipment
Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Tooling and Molds	10 years
Stations	10 years

Intangible Assets

The company capitalizes costs of its patent filing fees and legal patent prosecution fees in connection with internally developed issued and pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives. Previously capitalized costs of developing platform for application has been written off and is considered ongoing research and development.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in 2017 through 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues primarily from renting paddle sport equipment by the hour and offering subscriptions memberships when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events
The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements
In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Inventories consist of inventory parts for building new equipment. Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Other current liabilities consist primarily of Sales Tax Payable.

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 property and equipment consists of Stations in the amount of $92,214, Tooling and Molds in the amount of $26,328, less Depreciation in the amount of $3,958.

5. INTANGIBLE ASSETS

Intangible assets consist of Patent and Trademarks.

6. MEMBERS' EQUITY

As of December 31, 2020, the ownership percentage of the members were as follows:

Member's name	Onwership percentage
Andres Avello	25%
Felipe Jauregui	25%
Khalil Khouri	25%
Susana Leal-Khouri	25%
Total Other Current Liabilities	**100%**

7. DEBT

Notes Payable
On August 18, 2017, the Company issued an unsecured convertible promissory notes to its member Khalil Khouri in the amount of $12,500. These note bear interest of 9% per annum and has an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

From December 30, 2017 through April 4, 2019, the Company issued five unsecured convertible promissory notes to its member Susana Leal-Khouri in the aggregate amount of $105,000. The notes bear an interest rate of 9% per annum and have an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

On October 28, 2019, the Company issued an unsecured convertible promissory notes to SD Sol Technologies LLC in the amount of $47,980. The Note bears an interest rate of 6% per annum and has an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $5,000,000.

From March 5, 2020 to May 4, 2020, the company entered into three unsecured convertible promissory note agreements with the member Susana Leal-Khouri in the amount of $ 50,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

Accrued interest on notes through 2019 has been reversed and will only be accrued if the note is not converted into equity at maturity.

8. COMMITMENTS AND CONTINGENCIES

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY

On August 18, 2017, the Company issued an unsecured convertible promissory notes to its member Khalil Khouri in the amount of $12,500. These note bear interest of 9% per annum and has an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $15,345 and $14,078, including accrued interest in the amount of $2,845 and $1,578 respectively. The note has been classified as non-current and accrued interest as non-current.

From December 30, 2017 through April 4, 2019, the Company issued five unsecured convertible promissory notes to its member Susana Leal-Khouri in the aggregate amount of $105,000. The notes bear an interest rate of 9% per annum and have an initial term of five years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $10,000,000.

As of December 31, 2019 and December 31, 2018, the outstanding balance of this note is in the amount of $119,744 and $80,603, including accrued interest in the amount of $14,744 and $5,603 respectively. The note has been classified as non-current and accrued interest as non-current.

From March 5, 2020 to May 4, 2020, the company entered into three unsecured convertible promissory note agreements with the member Susana Leal-Khouri in the amount of $ 50,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 2, 2020, the date the financial statements were available to be issued.

On February 19, 2021, the company entered into a crowd note from the SeedInvest Platform in the amount of $322,360. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

On March 23, 2021, the company entered into an unsecured convertible promissory note agreement with R2 Innovations LLC in the amount of $30,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

On March 23, 2021, the company signed a Letter of Intent to enter into an unsecured convertible promissory note agreement with Allen ACE Fund in the amount of $50,000. The notes bear an interest rate of 9% per annum and have an initial term of three years. At maturity, if not converted, the company will either (i) repay in full all of the principal and accrued interest on this stock notes or (ii) convert all of the principal and none of accrued interest on this Notes into Common Stock of the company. In the event of a Common Stock Conversion, the number of shares of Common stock of the company received shall be equal to the principal amount of the notes divided by the then per share value of one share of Common Stock of the company assuming a fully-diluted pre-money valuation of the company of $ 5,000,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.